Exhibit 99.1

Perpetual Energy Inc. Announces Significant Progress on Asset Disposition Program, Provides Update on Oil and Liquids Production and Credit Facility Borrowing Base Review and Confirms Intention to Repay Maturing Convertible Debentures in Cash

CALGARY, April 5, 2012 /CNW/ - Perpetual Energy Inc. ("Perpetual" or the "Corporation") is pleased to:

•         Announce the signing of definitive agreements totaling $84.3 million to further advance the previously-announced asset disposition program;

•         Announce attainment of the 4,000 bbl/d of oil and NGL production capability milestone;

•         Provide an update with respect to its semi-annual bank credit facility review; and

•         Confirm its intention to repay the maturing $75 million 6.5% convertible debentures (TSX:PMT.DB.C), due June 30, 2012, in cash.

Asset Disposition Program

Definitive agreements have been signed for the sale of non-core oil and gas assets in southern Alberta and the disposition of 90 percent of the Corporation's interest in its Warwick gas storage business ("WGSI") for total net proceeds of $84.3 million, prior to any customary closing adjustments (the "Transactions"). These Transactions are expected to close on or prior to April 30, 2012.

As part of the partial 90 percent sale of WGSI, which is being acquired by a partnership sponsored by Brookfield Asset Management (the "Acquiror"), Perpetual will have the option, exercisable within one year of closing, to buy back from the Acquiror up to a 30 percent additional ownership interest in WGSI at the same price as the initial sale plus adjustments, for a final ownership interest post any exercise of the buy-back option of up to 40 percent. In addition, Perpetual has entered into a Management Services and Operations Agreement ("MSA") pursuant to which Perpetual will continue to provide management and operational services to WGSI for an annual fee, over an initial two-year term. BMO Capital Markets acted as Perpetual's exclusive advisor for the WGSI disposition.

With the reduction of future revenues to Perpetual following closing of the disposition Transactions, offset by lower interest expense and the fees to be collected by Perpetual under the MSA, Perpetual expects funds flow in 2012 will be reduced by $2 to $3 million as a result of these Transactions.

In November 2011 Perpetual announced that initiatives were underway for the sale of certain assets in the fourth quarter of 2011 and 2012 targeting proceeds of $75 to $150 million to be used to strengthen the Corporation's balance sheet and provide for the repayment of Perpetual's $75 million 6.5% convertible debentures (TSX:PMT.DB.C - the "Debentures") on June 30, 2012. Upon closing of these Transactions, coupled with income from previously announced asset dispositions, proceeds from the asset disposition program will total $151.1 million by April 30, 2012. Although the previously announced target has been met, Perpetual intends to continue to pursue further asset dispositions to continue to strengthen the Corporation's balance sheet.

Oil and NGL Production Update

Operational results on Perpetual's commodity diversification strategy continue to be positive. Production from the second well at West Edson began with commissioning of the newly constructed compressor station in late March. In combination with the original discovery well, gross initial production rates through the new facility from the two wells are extremely strong, totaling 17 MMcf/d plus 600 bbl/d of natural gas liquids ("NGL") recovered though the deep cut Edson facility. Production is choked back as the new compressor and dehydration facility is handling gas at maximum capacity, with additional high pressure initial production bypassing the new facility. With the high flowing pressures and strong gas rates, it is expected the wells will maintain production at or above the maximum throughput capacity of the facility of 12 MMcf/d for the remainder of 2012. Perpetual has a 50 percent working interest in the West Edson area and is operator of these joint venture activities.

With recent production start-up from two additional Mannville oil wells in eastern Alberta and  the new Wilrich well at West Edson, Perpetual's oil and natural gas liquids ("NGL") production capability has now surpassed 4,000 bbl/d, representing 19 percent of the Corporation's current production mix. Three final Mannville heavy oil wells drilled late in the first quarter are undergoing completions operations and are expected to commence production in early April. Trucking operations impacted by spring break-up will likely curtail production volumes below this current capacity for the start of the second quarter.

Credit Facility Borrowing Base Review

Perpetual further advises that its semi-annual credit facility borrowing base review scheduled for April 30, 2012 was accelerated at the Corporation's request to provide certainty with respect to bank credit availability for the repayment of its maturing Debentures. As a result of this review, the lenders have established a revised borrowing base of $140 million. The $31 million reduction from the previous borrowing base of $171 million is due to lower natural gas price forecasts used in lender evaluations, offset by increased lending values attributable to higher oil and NGL reserves.

Assuming proceeds with respect to closing of the pending disposition Transactions announced above, Perpetual expects to be drawn less than $20 million immediately prior to June 30, 2012. As part of the borrowing base review, Perpetual's lenders have also provided their consent to repay the maturing Debentures on June 30, 2012 in cash, as is the Company's current intention. The next semi-annual redetermination of the Corporation's borrowing base remains scheduled for October 31, 2012.

Outlook

Exploration and development capital spending to the end of the first quarter is estimated to total $34 million. Perpetual's Board of Directors have approved an exploration and development capital spending budget of $65 million for 2012, therefore exploration and development capital expenditures for the remaining three quarters of 2012 are expected to total $31 million. Capital spending activities for the remainder of the year will be focused primarily on exploration and development drilling for heavy oil at Mannville.

In November 2011, with the late start to the winter cooling season, Perpetual acted quickly to manage the downside risk that could be associated with lower natural gas prices with an aggressive 2012 hedging program. The Corporation has an average of 99,250 GJ/d of natural gas sales hedged for the period of April through October at and average price of $3.13/GJ. As a result, Perpetual has very little exposure to further collapse in natural gas prices that could result from excessive natural gas storage levels in North America and relative supply-demand imbalance. For complete details of Perpetual's current commodity hedging price management program please refer to Management's Discussion and Analysis for the year ended December 31, 2011 filed on SEDAR or available on the Corporation's website.

Conference Call and Webcast

Perpetual will be hosting a conference call and webcast at 9:30 a.m., Mountain Time, Monday, April 9, 2012 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area - (647) 427-7450; outside Toronto - (888) 231-8191. For a replay of this call please dial: (855) 859-2056, passcode: 70114889 until Monday April 16, 2012.

To participate in the live webcast please visit www.perpetualenergyinc.com or http://w.on24.com/r.htm?e=450343&s=1&k=797B355D988AA6E59DEA099D98FD0FF1. The webcast will be archived and the webcast presentation will be posted on Perpetual's website shortly following the presentation.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding expected timing for the closing of the Transactions; the potential exercise of the right to buy back an additional 30 percent of WGSI and post exercise interest therein; funds flow levels in 2012; expected proceeds from the Transactions; expectation of production levels through the Edson facility; timing for drilling and completing additional heavy oil wells at West Edson; capital spending budget levels and activities; expected amounts drawn and available under the credit facility; intentions with respect to the repayment of the Debentures; expected access to capital markets; forecast production, production capability, operations, and timing thereof; forecast and realized commodity prices; forecast, funding and allocation of capital expenditures; anticipated operating cost sustainability; projected use of funds flow; planned drilling and development and the results thereof; expected levels of indebtedness under the credit facility; and expected fees under the MSA. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual Energy Inc.'s MD&A and Annual Information Form for the year ended December 31, 2011 and those included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Non-GAAP Measures" section of management's discussion and analysis.

Initial Production ("IP") Rates

Initial production rates disclosed herein are based on 3 days of initial production and are not necessarily indicative of long-term performance or ultimate recovery.

Financial Outlooks

Included in this press release are estimates of Perpetual's funds flow and debt levels in 2012, which are based on the various assumptions as to production levels, capital expenditures, and other assumptions disclosed in this press release and including commodity price assumptions for 2012 based on the forward market (Natural Gas: AECO - $2.02/GJ and Oil: Edmonton Par - $107.33 CDN). To the extent such estimates constitute a financial outlook, they were approved by management of Perpetual on March 28, 2012 and are included to provide readers with an understanding of Perpetual's anticipated financial position and readers are cautioned that the information may not be appropriate for other purposes. See "Non-GAAP Measures".

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%CIK: 0001177293

For further information:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400, Fax: 403 269-4444, Email:  info@perpetualenergyinc.com

Susan L. Riddell Rose, President and Chief Executive Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Claire A. Rosehill, Business and Investor Relations Analyst

CO: Perpetual Energy Inc.

CNW 17:56e 05-APR-12